Exhibit 99.3

Execution Version

LIMITED GUARANTEE

Limited Guarantee, dated as of September 29, 2015 (this “Limited Guarantee”), by Mr. Herman Man Guo, Wealthy Environment Limited (“Wealthy Environment”), Ms. Dan Shao and Global Earning Pacific Limited (“Global Earning”, together with Mr. Herman Man Guo, Wealthy Environment and Ms. Dan Shao the “Guarantors”, and each a “Guarantor”), in favor of AirMedia Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), by and among the Guaranteed Party, AirMedia Holdings Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), and AirMedia Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used herein but not otherwise defined have the meanings given to them in the Merger Agreement.

1. LIMITED GUARANTEE. To induce the Guaranteed Party to enter into the Merger Agreement, each Guarantor, intending to be legally bound, hereby absolutely, unconditionally and irrevocably, severally and jointly, guarantees to the Guaranteed Party, as the primary obligor and not merely as surety, on the terms and subject to the conditions herein, the due and punctual payment, performance and discharge of its respective percentage as set forth opposite to its name in Annex A (for each such Guarantor, the “Guaranteed Percentage”) of the obligations of Parent or Merger Sub, to pay the Guaranteed Party (a) the Parent Termination Fee pursuant to Section 8.06(b) of the Merger Agreement (the “Parent Fee Obligations”) and (b) the costs, expenses and interests payable pursuant to Section 6.14(c) and Section 8.06(c) of the Merger Agreement (the “Expense Obligations,” and together with the Parent Fee Obligations, the “Guaranteed Obligations”) as and when due, provided that in no event shall the Guarantors’ aggregate liability under this Limited Guarantee exceed US$6 million (the “Maximum Amount”). This Limited Guarantee may be enforced for the payment of money only. All payments hereunder shall be made in United States dollars, in immediately available funds. Each Guarantor shall make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind. Each Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance on this Limited Guarantee.

(a) If Parent or Merger Sub is in breach of the Guaranteed Obligations, then all of the Guarantors’ liabilities and obligations to the Guaranteed Party hereunder in respect of the Guaranteed Obligations shall, at the Guarantee Party’s option, become immediately due and payable and the Guaranteed Party may at any time and , from time to time, at the Guaranteed Party’s option, take any and all actions available hereunder or under applicable law to collect the Guaranteed Obligations (subject to the Maximum Amount). In furtherance of the foregoing, each Guarantor acknowledges that the Guaranteed Party may, in its sole discretion, bring and prosecute a separate action or actions against any Guarantor for the full amount of the Guaranteed Obligations (subject to the Maximum Amount), regardless of whether any action is brought against Parent, Merger Sub or any other Guarantors, or whether Parent, Merger Sub or any other Guarantors is joined in any action or actions. Notwithstanding anything herein to the contrary, the Guaranteed Party agrees and acknowledges that this Limited Guarantee may not be enforced without giving full and absolute effect to the Maximum Amount. The Guarantors agree to pay on demand all reasonable and documented out-of-pocket expenses (including reasonable fees and expenses of counsel) incurred by the Guaranteed Party in connection with enforcement of its rights hereunder if (i) the Guarantors assert in any litigation or other proceeding that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms or (ii) the Guarantors fail or refuse to make any payment to the Guaranteed Party hereunder when due and payable.

(b) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Limited Guarantee were not performed in accordance with its specific terms or were otherwise breached and further agree that the Guaranteed Party shall be entitled to an injunction, specific performance and other equitable relief against any Guarantor to prevent breaches of this Limited Guarantee and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which it is entitled at law or in equity, and shall not be required to provide any bond or other security in connection with any such order or injunction. Each Guarantor further agrees not to oppose the granting of any such injunction, specific performance and other equitable relief on the basis that (i) the Guaranteed Party has an adequate remedy at law or (ii) an award of an injunction, specific performance or other equitable relief is not an appropriate remedy for any reason at law or in equity (collectively, the “Prohibited Defenses”).

2. NATURE OF GUARANTEE. The Guarantors’ liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. The Guaranteed Party shall not be obligated to file any claim relating to the Guaranteed Obligations in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file shall not affect the Guarantors’ obligations hereunder. Subject to the terms hereof, each Guarantor’s liability hereunder is absolute, unconditional, irrevocable and continuing irrespective of any modification, amendment or waiver of or any consent to departure from the Merger Agreement that may be agreed to by Parent or Merger Sub. In the event that any payment to the Guaranteed Party in respect of the Guaranteed Obligations is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to such Guaranteed Obligations (subject to the Maximum Amount) as if such payment had not been made. This Limited Guarantee is an unconditional guarantee of payment and not of collection, and the Guaranteed Party shall not be required to initiate any legal proceedings against Parent or Merger Sub before proceeding against the Guarantors hereunder.

3. CERTAIN WAIVERS. Each Guarantor agrees that its obligations hereunder shall not be released or discharged, in whole or in part, or otherwise affected by (a) the failure or delay of the Guaranteed Party to assert any claim or demand or to enforce any right or remedy against Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement; (b) any change in the time, place or manner of payment of the Guaranteed Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of the Merger Agreement made in accordance with the terms of Section 9.10 thereof or any agreement evidencing, securing or otherwise executed in connection with the Guaranteed Obligations (c) the addition, substitution, any legal or equitable discharge or release of any Person (other than the Guarantors) now or hereafter liable with respect to any of the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (d) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement; (e) the existence of any claim, set-off, judgment or other right which the Guarantors may have at any time against Parent, Merger Sub or the Guaranteed Party or any of their respective Affiliates, whether in connection with the Guaranteed Obligations or otherwise; (f) the adequacy of any other means the Guaranteed Party may have of obtaining payment related to the Guaranteed Obligations; (g) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement or affecting any of their respective assets; or (h) any discharge of the Guarantor as a matter of applicable law (other than as a result of, and to the extent of, payment of the Guaranteed Obligations in accordance with the terms of the Merger Agreement). To the fullest extent permitted by Law, each Guarantor hereby expressly waives any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. Each Guarantor waives promptness, diligence, notice of the acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent or Merger Sub pursuant to the Merger Agreement or notices expressly provided pursuant to this Limited Guarantee), all defenses which may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than a breach by the Guaranteed Party of this Limited Guarantee). Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits. Without limiting anything else in this Limited Guarantee, each Guarantor hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its Affiliates not to institute, directly or indirectly, any proceeding asserting the Prohibited Defenses or that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms.

4. NO WAIVER; CUMULATIVE RIGHTS. No failure on the part of the Guaranteed Party to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver hereof, nor shall any single or partial exercise by the Guaranteed Party of any right, remedy or power hereunder preclude any other or future exercise of any right, remedy or power hereunder. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed it by Law or other contracts shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time subject to the terms and provisions hereof. The Guaranteed Party shall not have any obligation to proceed at any time or in any manner against, or exhaust any or all of the Guaranteed Party’s rights against Parent or Merger Sub or any other Person now or hereafter liable for any Guaranteed Obligations or interested in the transactions contemplated by the Merger Agreement prior to proceeding against any Guarantor hereunder, and the failure by the Guaranteed Party to pursue rights or remedies against Parent or Merger Sub shall not relieve any Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

5. REPRESENTATIONS AND WARRANTIES. Each Guarantor hereby represents and warrants that:

(a) (i) such Guarantor, if an entity, is a legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization; (ii) such Guarantor has all corporate power (if the Guarantor is an entity) and authority to execute, deliver and perform this Limited Guarantee; (iii) the execution, delivery and performance of this Limited Guarantee (A) have been duly authorized by all necessary corporate action (if the Guarantor is an entity), and (B) do not, or will not, as the case may be (if the Guarantor is an entity) conflict with or violate any provision of each Guarantor’s organizational documents, applicable material Law or material contractual restriction binding on each Guarantor or its assets;

(b) this Limited Guarantee constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles;

(c) such Guarantor has the financial capacity to pay and perform its obligations under this Limited Guarantee, and all funds necessary for such Guarantor to fulfill its obligations under this Limited Guarantee shall be available to such Guarantor for so long as this Limited Guarantee shall remain in effect in accordance with Section 9 (Continuing Guarantee) hereof; and

(d) all consents, approvals, authorizations, permits of, filings with and notifications to, any governmental authority necessary for the due execution, delivery and performance of this Limited Guarantee by such Guarantor have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any governmental authority or regulatory body is required in connection with the execution, delivery or performance of this Limited Guarantee, except for the registration of onshore security for offshore loan with SAFE in the PRC by the individual Guarantors, which shall be carried out as soon as practicable after the execution and delivery of this Limited Guarantee.

6. NO ASSIGNMENT. The provisions of this Limited Guarantee shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither this Limited Guarantee nor any rights, interests or obligations hereunder shall be assigned by either party hereto (whether by operation of Law or otherwise) without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, that no assignment by either party shall relieve the assigning party of any of its obligations hereunder. Any purported assignment in violation of this Limited Guarantee will be null and void.

7. NOTICES. Any notice, request, instruction or other document to be given hereunder by one party to the other party shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier.

(a) If to a Guarantor, in accordance with the contact information set forth next to such Guarantor’s name on Annex A, with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom

42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Facsimile: +852 3740 4727

Attention: Z. Julie Gao

Phone: +852 3740 4863

E-mail: Julie.Gao@skadden.com

and

Attention: Haiping Li

Phone: +852 3740 4835

E-mail: Haiping.Li@skadden.com

(b) If to the Guaranteed Party, as provided in the Merger Agreement.

8. CONTINUING GUARANTEE.

(a) This Limited Guarantee may not be revoked or terminated and shall remain in full force and effect and binding on each Guarantor, its successors and assigns until all of the Guaranteed Obligation has been fully performed. Notwithstanding the foregoing, this Limited Guarantee shall terminate and the Guarantors shall have no further obligations under this Limited Guarantee as of the earliest of: (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms (other than a termination of the Merger Agreement for which a Parent Termination Fee is, in accordance with Section 8.06(b) of the Merger Agreement, due and owing by Parent (a “Qualifying Termination”)), and (iii) the date following ninety (90) days from the date of a Qualifying Termination if the Guaranteed Party has not presented a written claim for payment of the Guaranteed Obligation to any Guarantor by such date; provided, that, if the Guaranteed Party has presented such a written claim by such date, this Limited Guarantee shall terminate upon the date that such claim is finally satisfied or otherwise resolved by agreement of the parties hereto or by a final, non-appealable resolution of such claim pursuant to Section 11 (Governing Law; Jurisdiction) hereof.

(b) Notwithstanding the foregoing, in the event the Guaranteed Party or any of its controlled Affiliates (which, for the avoidance of doubt, shall not include any Rollover Shareholder) or any of their Affiliates or any such Persons’ respective officers and directors) asserts in any litigation or other proceeding that any provision of this Limited Guarantee limiting any Guarantor’s liability to the Maximum Amount is illegal, invalid or unenforceable in whole or in part or that any Guarantor is liable for an amount in excess of or to a greater extent than the Maximum Amount, or asserts any theory of liability against any Non-Recourse Party with respect to this Limited Guarantee, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby, other than the Retained Claims (as defined in Section 10 hereof), then (x) the obligations of the Guarantors under this Limited Guarantee shall terminate and be null and void ab initio, (y) if any Guarantor has previously made any payments under this Limited Guarantee, it shall be entitled to recover such payments and (z) neither such Guarantor nor any Non-Recourse Party shall have any liability to the Guaranteed Party or any of its controlled Affiliates (which, for the avoidance of doubt, shall not include any Rollover Shareholder or any of their Affiliates or any such Persons’ respective officers and directors) with respect to this Limited Guarantee, the Merger Agreement, any other agreement or instrument delivered in connection with this Limited Guarantee or the Merger Agreement, or the transactions contemplated hereby or thereby. If any payment or payments made by Parent or Merger Sub in respect of the Parent Termination Fee or any part thereof, are subsequently invalidated, declared to be fraudulent or preferential, set aside or are required to be repaid to a trustee, receiver or any other person under any bankruptcy act, state or federal law, common law or equitable cause, then to the extent of such payment or payments, the Guaranteed Obligations or part thereof hereunder intended to be satisfied shall be revived and continued in full force and effect as if said payment or payments had not been made.

9. NO RECOURSE. Each Guarantor shall have no obligations under or in connection with this Limited Guarantee except as expressly provided by this Limited Guarantee. No personal liability shall attach to, and no recourse shall be had by the Guaranteed Party, any of its Affiliates or any Person purporting to claim by or through any of them or for the benefit of any of them, under any theory of liability (including without limitation by attempting to pierce a corporate or other veil or by attempting to compel any party to enforce any actual or purported right that they may have against any Person) against any Non-Recourse Party, except for claims with respect to (i) the Guarantors and their respective successors and assigns (but not any Non-Recourse Party) under this Limited Guarantee pursuant to the terms thereof or hereof, as applicable, (ii) the signatories and their respective successor and assigns (but not any Non-Recourse Party) under the Financing Document or pursuant to the terms thereof, (iii) Parent and Merger Sub and their respective successors and assigns under the Merger Agreement pursuant to the terms thereof, (iv) all signatories and their respective successors and assigns under the Confidentiality Agreements pursuant to the terms thereof, and (iv) any of the Rollover Shareholders or their respective successors and assigns (but not any Non-Recourse Party) under the Voting Agreement (the “Retained Claims”). The Guarantors hereby unconditionally and irrevocably agree not to exercise any rights that they may now have or hereafter acquire against Parent or Merger Sub that arise from the existence, payment, performance or enforcement of the Guaranteed Obligations under or in respect of this Limited Guarantee or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification unless and until the Guaranteed Obligations and any other amounts that may be payable under this Limited Guarantee shall have been paid in full in cash. As used herein, the term “Non-Recourse Parties” means the Guarantors and any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of the Guarantors (including but not limited to Merger Sub and Parent) and any former, current or future equity holders, controlling Persons, directors, officers, employees, agents, general or limited partners, managers, members or Affiliates of any of the foregoing.

10. GOVERNING LAW; JURISDICTION.

(a) This Limited Guarantee shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof.

(b) Any dispute, controversy or claim arising out of or relating to this Limited Guarantee or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Limited Guarantee) (each a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

11. COUNTERPARTS. This Limited Guarantee shall not be effective until it has been executed and delivered by each of the Guarantors and the Guaranteed Party. This Limited Guarantee may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, but all such counterparts shall together constitute one and the same agreement. This Limited Guarantee may be executed and delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, and in the event this Limited Guarantee is so executed and delivered, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

12. SEVERABILITY. The provisions of this Limited Guarantee shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Limited Guarantee or the application thereof to any Person or any circumstance is determined to be invalid, illegal, void or unenforceable, the remaining provisions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party; provided, however, that this Limited Guarantee may not be enforced against any Guarantor without giving effect to the Maximum Amount or the provisions set forth in Section 10 hereof. Upon such determination that any provision or the application thereof is invalid, illegal, void or unenforceable, the parties hereto shall negotiate in good faith to modify this Limited Guarantee so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent permitted by applicable Law.

13. NO THIRD PARTY BENEFICIARIES. Except for the rights of the Non-Recourse Parties provided hereunder, this Limited Guarantee shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns, and nothing express or implied in this Limited Guarantee is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Guaranteed Party to enforce, the obligations set forth herein.

14. CONFIDENTIALITY. This Limited Guarantee shall be treated as confidential and is being provided to the Guaranteed Party solely in connection with the Merger. Unless required by applicable laws, regulations or rules (including rules promulgated by either the U.S. Securities and Exchange Commission or the Nasdaq Stock Market), this Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document, except pursuant to the Merger Agreement or otherwise with the written consent of all the parties hereto.

16. MISCELLANEOUS.

(a) This Limited Guarantee, together with the Merger Agreement (including any schedules and exhibits thereto) and any other agreement or instrument delivered in connection with the transactions contemplated by the Merger Agreement, constitute the entire agreement with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub and the Guarantors or any of their respective Affiliates on the one hand, and the Guaranteed Party or any of its Affiliates on the other hand. No amendment, modification or waiver of any provision hereof shall be enforceable unless approved by the Guaranteed Party and the Guarantors in writing.

(b) The descriptive headings contained in this Limited Guarantee are for reference purposes only and shall not affect in any way the meaning or interpretation of this Limited Guarantee.

(c) The parties hereto acknowledge that each party and its counsel have reviewed this Limited Guarantee and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Limited Guarantee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

GUARANTEED PARTY:

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Director

[Signature Page to Limited Guarantee]

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Limited Guarantee as of the date first set forth above.

GUARANTOR:

WEALTHY ENVIRONMENT LIMITED

By:	/s/ Herman Man Guo
Name:	Herman Man Guo
Title:	Director

/s/ Herman Man Guo
Herman Man Guo

GLOBAL EARNING PACIFIC LIMITED

By:	/s/ Dan Shao
Name:	Dan Shao
Title:	Director

/s/ Dan Shao
Dan Shao

[Signature Page to Limited Guarantee]

Annex A

Guarantor	Notice Address	Guaranteed Percentage
Wealthy Environment Limited and Mr. Herman Man Guo	c/o AirMedia Group Inc. 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027 The People’s Republic of China	37.98%

Global Earning Pacific Limited and Ms. Dan Shao	c/o AirMedia Group Inc. 17/F, Sky Plaza, No. 46 Dongzhimenwai Street, Dongcheng District, Beijing 100027 The People’s Republic of China	62.02%